UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  )*

                                 Oak Industries
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   671400505
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

CUSIP NO. 671400505                                            Page 2 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     Name of Reporting Person                                        06-1051282
      S.S. or I.R.S. Identification No. of Above Person

      The Hartford Investment Management Company
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Connecticut
--------------------------------------------------------------------------------
                  5     Sole Voting Power
NUMBER OF
SHARES
BENEFICIALLY            --------------------------------------------------------
OWNED AS OF       6     Shared Voting Power
DECEMBER 31,
1996 BY EACH            936,000
REPORTING               --------------------------------------------------------
PERSON WITH       7     Sole Dispositive Power


                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        936,000
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      936,000

      (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      5.11%
--------------------------------------------------------------------------------
12    Type of Reporting Person*

      IA
--------------------------------------------------------------------------------

CUSIP NO. 671400505                                            Page 3 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Hartford Capital Appreciation Fund, Inc.
                                   22-2481744
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Maryland
--------------------------------------------------------------------------------
                  5     Sole Voting Power
NUMBER OF
SHARES
BENEFICIALLY            --------------------------------------------------------
OWNED AS OF       6     Shared Voting Power
DECEMBER 31,
1996 BY EACH            917,400
REPORTING               --------------------------------------------------------
PERSON WITH       7     Sole Dispositive Power


                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        917,400
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      917,400

      (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|

--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      5.01%
--------------------------------------------------------------------------------
12    Type of Reporting Person*

      IV
--------------------------------------------------------------------------------

CUSIP NO. 671400505                                            Page 4 of 7 Pages
-------------------                                            -----------------

Item 1(a)     Name of Issuer:
                      Oak Industries

Item 1(b)     Address of Issuer's Principal Executive Offices:
                   1000 Winter Street
                   Bay Colony Corporation Center
                   Waltham, MA 02154

Item 2(a)     Name of Person Filing:
                   The Hartford Investment Management Company
                   Hartford Capital Appreciation Fund, Inc.

Item 2(b)     Address of Principal Business Office:
                   200 Hopmeadow Street
                   Simsbury, CT 06070

Item 2(c)     Citizenship:
                   The Hartford Investment Management Company-Connecticut Hartford Capital Appreciation Fund, Inc. - Maryland

Item 2(d)     Title of Class of Securities:
                   Common Stock

Item 2 (e)    CUSIP Number:
                   671400505

Item 3.       Type of Reporting Person:
                   The Hartford Investment Management Company, as a management investment adviser.

                  Hartford Capital Appreciation Fund, Inc. as a registered
              management investment company.

Item 4.       Ownership as of December 31, 1996:

CUSIP NO. 671400505                                            Page 5 of 7 Pages
-------------------                                            -----------------

              (a)  Amount Beneficially Owned:

                    936,000 shares of common stock beneficially owned
                   including:
                                                              Number of Shares
                                                              ----------------
                The Hartford Investment Management Company             936,000
                Hartford Capital Appreciation Fund, Inc.               917,400
                Hartford Small Company Fund, Inc.                       14,400
                ITT Hartford Capital Appreciation Fund                   2,700
                ITT Hartford Small Company Fund                          1,500

              (b)  Percent of Class: 5.11%

              (c) For information on voting and dispositive power with respect to the above listed shares, see items 5-8 of cover pages.

Item 5.       Ownership of Five Percent or Less of a Class:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

Item 6.       Ownership of More than Five Percent on behalf of Another
              Person: N/A

Item. 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8.       Identification and Classification of Members of the Group:
                   N/A

Item 9.       Notice of Dissolution of Group:    N/A

Item 10.      Certification:

CUSIP NO. 671400505                                            Page 6 of 7 Pages
-------------------                                            -----------------

      By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 671400505                                            Page 7 of 7 Pages
-------------------                                            -----------------

        Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   2/10/97                 The Hartford Investment Management Company*


                                /s/ Michael O'Halloran
                                ----------------------------------
                                Michael O'Halloran
                                General Counsel and Secretary

*Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, between The Hartford Investment Management Company and Hartford Capital Appreciation Fund, Inc., this Schedule 13G is filed on behalf of each of them.

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

      Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated: February 10, 1997

The Hartford Investment Management Company



By:     /s/ Michael O'Halloran
        -------------------------------------
        Michael O'Halloran
        General Counsel and Secretary


Hartford Capital Appreciation Fund, Inc.


By:     /s/ Michael O'Halloran
        -------------------------------------
        Michael O'Halloran
        Vice President, Secretary and General Counsel